FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Announce First Quarter Operating Results on July 29

2.	Nomura Announces Correction to Bond Terms News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 18, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura to Announce First Quarter Operating Results on July 29

Tokyo, June 18, 2020—Nomura Holdings, Inc. plans to announce its operating results for the first quarter of the fiscal year ending March 31, 2021, at 15:00 in Tokyo on July 29, 2020. Financial statements and presentation materials will be available on the Nomura Holdings website (https://www.nomura.com) shortly after the announcement.

A live audio webcast of the company’s conference call is scheduled to be delivered via nomura.com at:

18:30 (JST)

10:30 (BST)

05:30 (EDT)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Announces Correction to Bond Terms News Release

Tokyo, June 18, 2020—Nomura Holdings, Inc. today announced a correction to the news release issued on June 12, 2020, titled “Nomura Announces Determination of Terms and Conditions for Issuance of Unsecured Perpetual Subordinated Bonds with Write-down Clause” as underlined below.

Correction

Original

Interest Rate	From June 18, 2020 until July 18, 2025: 1.80% per annum From the day immediately following July 18, 2025: 6-month yen LIBOR + 1.84%

Corrected

Interest Rate	From the day immediately following June 18, 2020 until July 18, 2025: 1.80% per annum From the day immediately following July 18, 2025: 6-month yen LIBOR + 1.84%

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 2nd series of Unsecured Perpetual Subordinated Bonds with Optional Redemption Clause and Write-down Clause outside the United States. This press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.